                                                        As filed with the Securities and Exchange Commission on June 25, 2014
                                                                                                                       1940 Act File No. 811-21725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one ; for descriptions, see Instruction 1 above):

☑ Merger
☐ Liquidation
☐ Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
☐ (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Tortoise Energy Capital Corporation

3.	Securities and Exchange Commission File No.: 811-21725

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑ Initial Application ☐ Amendment
5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

11550 Ash Street, Suite 300 Leawood, Kansas 66211

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Eric J. Gervais, Esq. Husch Blackwell, LLP 4801 Main Street, Suite 1000 Kansas City, Missouri 64112 (816) 983-8362
7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Tortoise Capital Advisors, L.L.C.
11550 Ash Street, Suite 300
Leawood, Kansas 66211
(913) 981-1020

OTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
☑ Management company;
☐ Unit investment trust; or
☐ Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☑ Closed-end
10.	State law under which the fund was organized or formed ( e.g. , Delaware or Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Tortoise Capital Advisors, L.L.C., the fund’s investment adviser since its inception, is located at 11550 Ash Street, Suite 300, Leawood, Kansas 66211

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated: Not Applicable

13.	If the fund is a unit investment trust (“UIT”) provide:
(a) Depositor’s name(s) and address(es): Not Applicable

(b) Trustee’s name(s) and address(es): Not Applicable
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund ( e.g. , an insurance company separate account)?
☐ Yes ☑ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the board vote took place: January 27, 2014.

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the shareholder vote took place: May 28, 2014

If No, explain:
II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☑ Yes ☐ No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

June 23, 2014

	(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

	(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes ☑ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☑ Yes ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

The fund’s obligations under its existing private notes were assumed by Tortoise Energy Infrastructure Corporation (“TYG”), the surviving fund of the merger.  TYG issued Series C Mandatory Redeemable Preferred Shares (“TYG MRP Shares”) to the holders of the fund’s Series C Mandatory Redeemable Preferred Shares (“TYY MRP Shares”).  The TYG MRP Shares and the TYY MRP shares contain identical terms and conditions.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑ Yes ☐ No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐ Yes ☑ No
If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑ No
If Yes,

(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)
(i)   Legal expenses:  $250,000 (estimated)
(ii)  Accounting expenses:  $47,500 (estimated)
(iii) Other expenses (list and identify separately):  Printing and proxy expenses $155,000 (estimated), Board fees   $4,500 (estimated), Transfer Agent $18,000 (estimated)
(iv)  Total expenses (sum of lines (i)-(iii) above):  $475,000 (estimated)

	(b)	How were those expenses allocated?

Costs specific to the merging entities were expensed to the entity incurring the cost, while non-specific costs were allocated among the fund and Tortoise Energy Infrastructure Corporation, the surviving fund, based on each entity’s net assets.

(c) Who paid those expenses?

The fund and Tortoise Energy Infrastructure Corporation bore the costs of the merger.

(d) How did the fund pay for unamortized expenses (if any)?

Not Applicable.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☑ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Tortoise Energy Infrastructure Corporation

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-21462

(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

A Form of Agreement and Plan of Merger was filed as Appendix A to the Registration Statement on Form N-148C of Tortoise Energy Infrastructure Corporation, initially filed on February 11, 2014 (File No. 333-193874) and the Joint Proxy Statement/Prospectus dated as of April 2, 2014.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Tortoise Energy Capital Corporation (ii) he is the Chief Financial Officer of Tortoise Energy Capital Corporation, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ P. Bradley Adams
P. Bradley Adams
Chief Financial Officer Tortoise Energy Capital Corporation